U.S. SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-12G

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

IDGLOBAL Corp.
(Name of Small Business Issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	84-1536518 (I.R.S. Employer Identification No.)

# 6 1925 Kirshner Road, Kelowna, B.C. (Address of Principal Office)	V1Y 4N7 CAN. Zip Code

Issuer's telephone number: 250-862-8933

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A
Name of each exchange on which each class is to be
registered - N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of class)

This registration statement is being filed with the Securities and Exchange
Commission to cause the registrant to become a reporting issuer under the
Securities Exchange Act of 1934.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Organization

IDGLOBAL Corp is a Nevada corporation organized in 2006 and is sometimes referred to herein as the "Company" or "we". Its predecessor, Utah-Idaho Consolidated Uranium Company, Inc. was an Idaho corporation organized in 1954. IDGLOBAL Corp merged with Utah-Idaho Consoidated Uranium Company in March 2006. In June 2006 IDGLOBAL Corp. acquired Praesidium IDGLOBAL Corp. in a transaction characterized as a reverse merger. Praesidium IDGLOBAL (a Canadian corporation) is a wholly owned subsidiary of IDGLOBAL Corp. The Company is engaged in the corporate loss prevention business, and in the high security document and anti-counterfeiting business.

Overview

IDGLOBAL is rapidly emerging as a company on the frontlines of the global battle against the economic erosion brought on by counterfeiting and theft. We are headquartered in Kelowna, British Columbia and specialize in Nano Molecular and related high tech security products and services specifically designed to provide a total solution to the anti counterfeiting, loss prevention and brand authentication idioms.

In 2005, the founders of IDGLOBAL came together to pool their unique talents to form an innovative and highly specialized organization that could capitalize on the dramatic growth plaguing virtually every business sector that possesses brand value, recognition and /or Intellectual property.

At the core of IDGLOBAL's business agenda is the commitment for ongoing development and refinement of its cutting edge Nano Molecular Markers / tagants™, Micro and Nano Particles, - analysis and identification technologies at IDGLOBAL's secure research facility in Kelowna. Various acquisition candidates are being examined and considered by our management and shall be pursued at a time commensurate with the opportunity to apply resources to ensure any acquisition is accretive to investors and shareholders.

Perhaps the most significant accomplishment to date is our ability to survive through our infancy on a relatively small budget and become cash flow neutral in our second year. Our revenues have grown from a start up company to just under $600,000 over two years and our management believes that we will achieve break even within the next 12 to 18 months given the size and number of potential client contracts and proposals currently outstanding. The principals of IDGLOBAL have been in the business for a combined eighteen years and possess numerous industry contacts and associations and understand specialized co-branding and co-marketing relationships. This experience and expertise has allowed us to present our products and services to a growing list of S&P 500 corporate clients.

IDGLOBAL's Products

Anti-Counterfeiting - Nano Molecular Markers™

IDGLOBAL's Nano-Molecular Markers™ are the equivalent of taking the laboratory into the field and providing a 100% verifiable answer as to a product's authenticity in a matter of seconds by utilizing proprietary Nano-Molecular Markers™ and handheld scanning technologies. IDGLOBAL provides its Nano-Molecular Markers™ on a global basis to combat counterfeiting and can easily be applied to product runs into the hundreds of millions of units at a cost of a fraction of a penny per unit.

IDGLOBAL has developed a unique set of skills and industry knowledge in tagging and detecting molecular codes that can be embedded in any inorganic product. The Company has achieved this through the use of Nano-technology and coded tags which we have branded "Nano Molecular Markers". These Nano Molecular markers essentially leave a molecular signature by penetrating the surface of a product or item resulting in an undetectable and permanent tag that is read by our proprietary handheld scanners in real time and with 100% accuracy. This handheld scanning technology is fostered through our exclusive agreement.

Anti-Theft - IDFORENSIX™

The IDFORENSIX™ product lines are specifically geared towards loss prevention or theft. Applications for these forensic markers include everything from retail theft by consumers and/ or employees to the larger problem of theft in distribution systems and warehouses. The IDGLOBAL's IDFORENSIX products mark, protect and identify merchandise and / or equipment to protect against theft. IDFORENSIX products can also mark and protect everything from oil /gas and mining equipment where millions of dollars of field equipment and tools goes missing to forensically marking dozens, hundreds or even thousands of laptop computers in office environments. The IDFORENSIX markers cannot be removed or tampered with once applied and provide a long term and unequivocal ability for an organization to mark, protect and recover stolen articles and merchandise

The IDFORENSIX™ product is a system that forensically marks a customer's corporate assets. For example, laptop computers are one of the most common assets stolen from companies by their employees or insiders. When the IDFORENSIX system is applied, multiple layers of asset protection are actually applied. These layers include an invisible mark that cannot be seen or removed except by IDGLOBAL's specially designed miniature handheld illumination device that when held over the IDFORENSIX mark, shows the tag on that item. There is also an IDFORENSIX label that visually tells employees that the item is marked and can be identified and prosecution will be taken if stolen and perhaps the most influential aspect of the IDFORENSIX system is the Employee Education Program.

The Employee Education Program notifies all of a customer's employees that their company has implemented the IDFORENSIX program and has the ability to unequivocally identify and prosecute situations of theft.

Target Markets for IDGLOBAL'S Nano Molecular, IDFORENSIX and related Technologies

•	Apparel Fashion
•	Auto / Aircraft Parts
•	Oil and Gas
•	ID / Secure Documents
•	Textiles
•	Pharmaceuticals
•	Sports memorabilia
•	Fine Art
•	Wine
•	Currency
•	Software
•	Movies
•	Tools and Equipment
•	Education
•	Health Care

The automobile and aircraft parts industries are key sectors for IDGLOBAL as the liabilities associated with counterfeited parts are crippling the industries through dramatically escalating insurance costs. This is evidenced by IDGLOBAL's early discussions with major aviation and automotive manufacturing company's.

Track 'n" Trace

IDGLOBAL has recently introduced technologies that allow it to provide 'tracking" as well as its Anti-Counterfeiting Nano Molecular Markers in one deliverable product. Early reaction to this product has garnered significant excitement and interest from the Pharmaceutical and Electronics industries. Currently, the company has a 10 year agreement with ATL that is a major supplier of Pharmaceutical labels to nationally recognized brands.

Rather than simply marketing anti-counterfeiting products and services to its clients, IDGLOBAL has developed comprehensive programs that provide a complete forensic trail for the life or ownership of a given company asset or product.

Research & Development
R&D is a major part of our ongoing protocol. We are continually looking at developing new products along with continuously re-inventing existing ones. This philosophy is designed to keep us on the leading edge and to be the industry leader when it comes to offering solutions to clients.

Government Regulation
The business of IDGLOBAL Corp is not currently subject to substantial federal, state, or local government regulation. We are not subject to any significant environmental laws or regulations, and do not anticipate excessive levels of U.S. federal or state government regulation of our business.

Competition
Competitive Technologies

There exist a variety of technologies and systems in place. These include Coded fluids (Organic and Inorganic), Security Labels, Etching (stenciled) Labels, Active Security Tags, Microdots/Microtaggants, and RFID Microchips.

Coded Fluids: Coded fluids are closest in terms of product similarities with IDGLOBAL. Coded Fluids can be separated into two distinct groups: Organic and Inorganic. Organic compounds do not penetrate the surface of a marked asset, thus susceptible to being easily removed by either water and soap or mild solvent such as brake fluid. IDGLOBAL's security system has an advantage in that our marker fluids penetrate the surface.

Microdots: A liquid applied by brush that contains very small "dots", which have a unique number code that can be seen with a special microscope viewer. The decoding is quicker than coded fluids because the number can be quoted by telephone to the data base manager for confirmation of ownership. As with coded fluids, the two benefits are theft deterrence when accompanied by warning labels and proof of ownership. IDGLOBAL's security system provides the same deterrence benefits with an added advantage that our identifier can be read on site in real time thus eliminating contacting any data base manager.

Microchips/RFID: Almost as small as a grain of rice, the microchip is little more than an electronic circuit and aerial, often encapsulated in a 10mm long glass capsule. It is capable of transmitting a unique number sequence that will identify whatever it is attached to. Unlike a barcode, the "chip" can be placed inside most objects and still be scanned by its reader, giving the device some major advantages compared with "overt" marks such as labels and serial numbers. Being passive, the chip requires no maintenance, and poses no health risks. There are a variety of handheld battery powered reading devices which, when activated near the chip by pressing a button, can energize it so as to display its unique number very quickly. This display is shown on the reader LCD window and at the same time on a computer screen if required. Apart from theft issues the microchip can assist in many business applications. As the chip cannot be scanned behind metallic barriers it is not appropriate for marking items where it would be visible.

Etching Labels: A permanent etched mark of a predetermined code is left on the asset by painting chemicals through perforations specially punched in the label. Since the only decoder required is eyesight, it has some advantages but its use fails for most products especially where appearance is important. However, IDGLOBAL's security system has the advantage in that it can be applied to any product and it can complement any etching label marks by adding a further layer of security.

Security Labels: These tamper resistant labels are usually toughened plastic tags, bonded to surfaces with very high strength resin adhesives. They can be customized to include company logos and barcodes for asset management. Most suppliers do not have an associated database management system. Attaching these tags is often accompanied by uploading equipment details into an asset register, or audit contracting.

Active Security Tags: These are about the size of a book of matches and mainly used in business attached to computers and other high value items that regularly move through doorways. Being battery powered, they have a longer reading range for access control, and often have anti-tampering devices built in. With associated antenna and monitoring equipment, this type of system is closer to the perimeter guarding industry than pure property marking. Unique numbers can be applied and changed at will.

Security Threads: Security fibers have been used for making paper based security products more secure. Fibers can be produced in polyamide and viscose fibers in different sizes and colors. Generally there are two or more different fibers to a document. Polymeric transparent with microprint, both direct-viewing and inverse image, which can be implemented into the manufacturing process. Typically, UV active and can be read with 10X microscope.

Reactive Inks: Produce imagery that changes color or disappears when exposed to the appropriate solution, used primarily in documents.

Optically Variable Devices: OVD is a device providing bright and easily recognizable visual features that are highly effective in protecting branded products against fraud. These are very similar to a hologram, which is described below.

Holograms: The distinctive visual characteristics of holograms; the brilliant spectral colors, their movement as you rotate the hologram and the depth of the image are all designed to be clear signals of authenticity. No other print media can achieve these characteristics.

There are several security products of similar type within the marketplace, but IDGLOBAL's inorganic tagging process has significant outright advantages over the majority of the competitors. In the other cases IDGLOBAL's Nano-Molecular Marking system can be used in conjunction with competitor's product thus creating multiple layers of protection that can customize solutions for the needs in the security industry. Few competitors' methods and security systems provide for loss prevention, brand authentication or counterfeit protection for virtually any product, as IDGLOBAL can provide.

The following identifies the strongest marker competition, at the same time it also identifies potential areas where partnerships or strategic alliances may be formed. The Counterfeit Intelligence Bureau (Great Britain) lists critical competitive international counterfeiting firms specifically; the Countertech International Anti-counterfeiting Technologies which displays many companies that can be direct competition. However, many listed are inks and currency technologies that are excellent opportunities for strategic alliances like Cascade Fine Papers, G & D, De La Rue, SICPA and Inksure.

Companies with similar type of solutions:

Authentix: Authentix is based in Dallas and has the capability to be the single most comprehensive competitive technology IDGLOBAL may face. They are well funded, combine significant multiple technologies, already have a range of FDA approved forensic markers (highly probable that they are organic in nature) and utilize simple field verification kits for their optical technologies that have instant detection technology, however lack the absolute instant field verification at the atomic level.

Stardust Technologies: Stardust Technologies of Washington State was formed in 2002 and has similar technology and field application scenario. Their system reads differing light waves for authentication by using photoluminescence taggant materials which absorb invisible infrared light from a detector and emit visible light.

Biocode Inc.: A key competitor in Europe is Biocode Inc. Biocode has been financially backed by several large institutional investors. Their technology is covert marking systems based on molecular binding pair/antibody technology using organic chemicals as markers. The markers are applied in PPb (billion). Their strongest feature is that they can verify the presence or absence of the markers by using test kits containing the specific "recognition" molecule for that marker.

Key benefits include:
•	Instant verification by non- technical personnel
•	Security- marker cannot be detected without specific Biocode test kit

The only drawback to their technology seems to be yes/no only verification. Actual authentication is based on the supportive database information that would be held separately from the information contained in the marked item. Our technology has the ability to be instantly verified in the field with key authentication data available simultaneously.

Flying Null Ltd. (U.K.): Their technology is based on magnetic sensing and "contact-less" reading of anti-counterfeiting features embedded. The separation distances are in centimeters between the marker and sensor. This is a covert technology that has the ability to be read "through" the media (paper, packaging depths etc.) with no environmental, pressure or temperature susceptibilities.

Risk Factors

Our business entails a high degree of risk. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down and our shareholders could lose all or a part of their investment.

Short Operating History

We have a short operating history with our current business model, as a result, we have a very limited operating history for you to evaluate in assessing our future prospects. Our operations since inception have not produced significant revenues, and may not produce significant revenues in the near term, or at all, which may harm our ability to obtain additional financing and may require us to reduce or discontinue our operations. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results, and financial condition.

Unable to Obtain Additional Financing

We believe we will be required to seek additional capital to sustain or expand our prototype and sample manufacturing, and sales and marketing activities, and to otherwise continue our business operations beyond that date. We have no commitments for any future funding, and may not be able to obtain additional financing or grants on terms acceptable to us, if at all, in the future. If we are unable to obtain additional capital this would restrict our ability to grow and may require us to curtail or discontinue our business operations. Additionally, while a reduction in our business operations may prolong our ability to operate, that reduction would harm our ability to implement our business strategy. If we can obtain any equity financing, it may involve substantial dilution to our then existing shareholders.

Ability to Compete Effectively

The principal markets for our technology are intensely competitive. We compete with many existing suppliers and new competitors continue to enter the market. Many of our competitors, both in the United States and elsewhere, are major companies, and many of them have substantially greater capital resources, marketing experience, research and development staff, and facilities than we do. Any of these companies could succeed in developing products that are more effective than the products that we have or may develop and may be more successful than us in producing and marketing their existing products. Some of our competitors that operate in the anti-counterfeiting and fraud prevention markets include: Art Guard International, Applied Optical Technologies, Authentix, ChemTAG, Collectors Universe Inc., Cypher Science, Data Dot Technology, Digimarc Corp., DNA Technologies, Inc., Inksure Technologies, L-1 Identity Solutions, NTT DATA Labs, SureTrace , Theft Protection Systems, and Tracetag.

We expect this competition to continue and intensify in the future.
Competition in our markets is primarily driven by:

•	product performance, features and liability;

•	price;

•	timing of product introductions;

•	ability to develop, maintain and protect proprietary products and technologies;

•	sales and distribution capabilities;

•	technical support and service;

•	brand loyalty;

•	applications support; and

•	breadth of product line.

If a competitor develops superior technology or cost-effective alternatives to our products, our business, financial condition and results of operations could be significantly harmed.

Need to Expand Sales, Marketing and Support Organizations

We currently have few sales, marketing, customer service and support personnel and will need to increase our staff to generate a greater volume of sales and to support any new customers or the expanding needs of existing customers. The employment market for sales, marketing, and customer service and support personnel in our industry is very competitive, and we may not be able to hire the kind and number of sales, marketing, customer service and support personnel we are targeting. Our inability to hire qualified sales, marketing, and customer service and support personnel may harm our business, operating results and financial condition. We do not currently have sufficient arrangements with distributors. If we are not able to develop greater distribution capacity, we may not be able to generate sufficient revenue to support our operations.

Our Failure to Manage Our Growth

Any growth in our operations could place a significant strain on our current management resources. Our future growth, may be attributable to acquisitions of new product lines and new businesses. Future acquisitions, if successfully consummated, would likely create increased working capital requirements, which would likely precede by several months any material contribution of an acquisition to our net income. Our failure to manage growth or future acquisitions successfully could seriously harm our operating results. Also, acquisition costs could cause our quarterly operating results to vary significantly. Furthermore, our stockholders would be diluted if we financed the acquisitions by incurring convertible debt or issuing securities.

 Litigation

We generally may be subject to claims made by and required to respond to litigation brought by customers, former employees, former officers and directors, former distributors and sales representatives, and vendors and service providers. We cannot assure that we will not be subject to claims in the future. In the event that a claim is successfully brought against us, considering our lack of revenue and the losses our business has incurred for the period from our inception to December 31, 2006, this could result in a significant decrease in our liquidity or assets, which could result in the reduction or termination of our business.

Investment Risks

Trading May Lack Liquidity in Shares

Because in the future our stock may trade on the over-the-counter bulletin board, our stockholders may have greater difficulty in selling their shares when they want and for the price they want. The over-the-counter bulletin board is separate and distinct from the NASDAQ stock market. The bulletin board does not operate under the same rules and standards as the NASDAQ stock market, including, for example, order handling rules. The absence of these rules and standards may make it more difficult for a stockholder to obtain execution of an order to trade and to obtain the price they wanted for a trade. This means our shareholders may not be able to sell their shares when they want for a price they want. In addition, because stocks traded on the bulletin board are usually thinly traded, highly volatile have fewer market makers and are not followed by analysts, our stockholders may have greater difficulty in selling their shares when they want and for the price they want. Investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the over-the-counter bulletin board rather than on NASDAQ. Investors' orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with NASDAQ-listed securities. Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders - an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution. Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for NASDAQ-listed securities. Further, a registered broker-dealer must submit an application to the National Association of Securities Dealers to enable our stock to be listed on the bulletin board. Because the National Association of Securities Dealers will conduct their own review of IDGLOBAL CORP. and its business, we cannot assure you that we will be successful in getting IDGLOBAL Corp. listed on the bulletin board or any other quotation medium.

Failure to Remain Current in Our Reporting Requirements

Companies trading on The Over The Counter Bulletin Board (the "OTC Bulletin Board") must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. There can be no assurance that in the future we will always be current in our reporting requirements.

Our Common Stock is Subject to the "Penny Stock" Rules

The SEC has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person;

•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Never Issued a Dividend and Must Rely on Increase in the Share Value

IDGLOABAL CORP has never issued a dividend and we do not anticipate paying dividends on our common stock in the foreseeable future. Consequently, you should not rely on an investment in IDGLOBAL Corp if you require dividend income. Any return on your investment in IDGLOBAL Corp will come from the potential appreciation in the value of your shares, this is inherently uncertain and unpredictable. Furthermore, we may also be restricted from paying dividends in the future pursuant to subsequent financing arrangements or pursuant to Nevada law.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Critical accounting policies

Financial Reporting Release No. 60, which was released by the Securities and Exchange Commission (the "SEC"), encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. The Company's consolidated financial statements include a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements. Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the financial statements.

Use of Estimates - Management's discussion and analysis or plan of operation is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates, including those related to allowances for doubtful accounts receivable and long-lived assets.

Management bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management must determine at what point in the sales process to recognize revenue. Revenue is recognized once an order has been completed and an invoice is processed .. Early or improper revenue recognition can affect the financial statements. We have established credit policies which, we believe will eliminate or substantially lower our uncollectible accounts receivable; however, management must make judgments regarding when and if to classify a receivable as uncollectible and this may affect the financial statements. The timing of purchase and the depreciation policies for property and equipment may affect the financial statements. Advertising costs can be deferred or may not be properly allocated to the proper accounting period and this can affect the financial statements.

We review the carrying value of property and equipment for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

Plan of Operation

IDGLOBAL is a Kelowna, British Columbia-based company started in 2005 and went public in June 2006. IDGLOBAL specializes in corporate security marking of products and services, specifically those related to brand authentication, anti-counterfeiting and loss prevention. IDGLOBAL has two primary divisions: its' Nano-Molecular Markers / Tags™ used in anti-counterfeiting applications and its' IDFORENSIX™ products utilized in Loss Prevention. Based on the rapidly growing, global anti-counterfeit and similarly corporate loss prevention markets, IDGLOBAL plans for further Research and Development of its' two primary divisions products as well exploring growth opportunities through the acquisition of similar or complimentary products that will increase product breadth, customer base and market share.

Financing will come through increased revenues from the current contracts that have been signed in both the Anti Counterfeiting and Loss Prevention divisions and management intends to raise funds via private equity financing or other means and interests that it deems necessary.

IDGLOBAL's Nano-Molecular Markers™ are the equivalent of taking the laboratory into the field and providing a verifiable answer as to a products authenticity in a matter of seconds by utilizing proprietary Nano-Molecular Markers™ and handheld scanning technologies. IDGLOBAL has developed a unique set of skills in Nano-Molecular Markers that can be embedded in products. Authentication via IDGLOBAL's Nano-Molecular Markers™ system is always 100% accurate. IDGLOBAL provides its' Nano-Molecular Markers™ on a global basis and can easily be applied to product runs into the hundreds of millions of units at a cost of a fraction of a penny per unit. IDGLOBAL has established major contracts with clients such as CSA International (www.csa-international.org), ATL Pharma Security Label Systems and Hockey Canada. The Company is currently in different phases of negotiations and discussions with numerous other major brand companies that have been identified as ones who could benefit from the Nano-Molecular Markers.

Since the beginning of 2007, IDGLOBAL's' IDFORENSIX™ division has seen significant growth through focusing its efforts in areas such as construction, utilities, and oil & gas. IDFORENSIX has established major contracts with clients such as Exxon Mobile, ToolWatch, and Atomic Canada. IDFORENSIX™ anticipates a significant increase in revenue over the next 12 months.

The IDFORENSIX™ loss prevention product lines are receiving heightened attention from current clients as well as new ones given IDFORENSIX™ very high rate of return on capital invested for clients who utilize these forensic markers. Client re-orders rates are in excess of 90% on the IDFORENSIX suite of products.

Expansion plans are underway and include human resource additions for R&D plus increased sales and marketing efforts. IDGLOBAL is also in the process of adding to its' growing list of vendors as well as intensifying efforts and growth from its' current vendors. The company is currently engaged in numerous projects that are in various stages of development for both divisions and is reviewing key alliance and acquisition opportunities to fast track growth and profitability.

Financial Condition and Results of Operations

The company went public under the trade name IDGJ in June of 2006. Through the issue of stock in private placements the company was able to derive operating capital. Revenue was also generated through the sale to clients the company had prior to going public most of which came through it Loss Prevention Division. The capital was used to finance start up that included legal, consultants, office space and equipment, the hiring of an office manager and chemist, wages for a President and VP of Sales & Marketing Other costs were incurred in travel and trade shows to initiate contact with major brand manufactures that could benefit from the company's Nano-Molecular Marking™.

Gross margins were at 50% and the company anticipates this cost to remain similar and even to increase through improved efficiencies, new procedures, and increased R&D.

The company will increase it R&D in the Nano -Technology and other products to combine it with current IDGLOBAL technology or new technology.

The company's future financing will come through the increase of revenues from the current contracts that have been signed in both the Anti counterfeiting and loss prevention divisions. The company's plans include moving up to a higher trading board and growth through acquisitions. Currently the company is looking at numerous opportunities that can be part of the plan to increase revenue, increase market share, increase cash flow and increase customer base that will either be complimentary to existing or add to the breadth of the product lines.

Financing will come through increased revenues from the current contracts that have been signed in both the Anti Counterfeiting and Loss Prevention divisions and management intends to raise funds via private and equity financing or other means and interests that it deems necessary.

The Company is currently investigating new sources of supply and is concentrating on controlling its costs to enhance its profitability. The Company is fully staffed with highly-qualified individuals to fulfill the current and increased demand for the products. As a result of this staffing, the Company has increased its sales and production capabilities and believes the Company is well positioned to experience new growth. The Company believes there will not be any significant increase in selling, general, and administrative expenses as it implements its business plan.

Comparison of the Year Ended December 31, 2007 and 2006

Revenues. The Company's revenues are derived from current contracts that have been signed in both the Anti counterfeiting and loss prevention divisions.

Revenues for the year ended December 31, 2007 were $596,471 compared to $373,046 for the same period ended December 31, 2006. The increase in revenues in 2007 was due to an increase in the customer base and revenues from the existing customers

Cost of Sales. The Company's cost of sales consists of materials and commissions.

Cost of sales for the year ended December 31, 2007 were $233,138 compared to $184,734 for the year ended December 31, 2006. This increase is due to increased revenues and the associated material cost to the additional revenues.

Operating Expenses. Operating expenses for the year ended December 31, 2007 were $1,665,726 compared to $647,179 for the year ended December 31, 2006. The majority of this increase includes $639,100 for the issuance of options and the cost associated with the options as per the Black Scholes calculations. Selling and marketing expenses increased from $7,108 during 2006 to $126,827 in 2007. Compensation increased from $219,685 in 2006 to $408,607 in the same period in 2007 due to the additional hiring of a COO, lab technician and the employees that were initially paid as consultants. General and Administrative expenses increased from $44,853 in 2006 to $117,043 in 2007. This increase was due to costs associated with becoming a reporting company, which include additional professional services, and office costs to support additional employees and overall business growth. Depreciation is included in General and Administrative expenses. For the year 2007, these costs were $33,838 , compared to $16,038 in 2006.

Liquidity and Capital Resources

We funded our cash requirements for the year ended December 31, 2007 through operations. The Company does not have any material commitments for capital expenditures as of the date of this report. Management is continuing to seek additional equity capital to fund its various activities and as part of a capital procurement plan. Management has also eliminated or reduced unnecessary costs.

Cash decreased by $57,808 from 2007 to 2006

The Company has an accumulated deficit through the period ending December 31, 2007 of $1,959,581. The deficit is primarily the result of the expenses of becoming a reporting company, for the issuance of options and the cost associated with the options as per the Black Scholes calculations and normal operations which include attorney's fees and audit and accounting fees. If the Company does not raise adequate funds from private placements, we will curtail our expansion plans and, if necessary, will seek a line of credit which will allow the Company to continue as a going concern since our core business was not affected.

ITEM 3.   PROPERTY

The Company leases an office for $1500.00 a month at 6-1925 Kirschner Rd. Kelowna, British Columbia, V1Y 7N4.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership

The following table sets forth certain information regarding the beneficial ownership of IDGLOBAL Corp's common stock (par value $0.001 per share) as of December 31, 2007 by (i) each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of the outstanding shares of IDGLOBAL Corp's common stock, (ii) each person who has served as a director or executive officer of IDGLOBAL Corp during 2007, and (iii) all persons who have served as a director or executive officer of IDGLOBAL Corp during such years as a group. As of such date, IDGLOBAL Corp had 71,893,588 shares of common stock outstanding. Unless indicated otherwise, the address for each officer, director, and 5% shareholder is c/o IDGLOBAL Corp, # 6 1925 Kirshner Road, Kelowna, B.C. V1Y 4N7 CAN.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (2)

James Barry 121 Connaught Street, Sandgate QLD 4017 Australia	3,600,000	5%

Niton LLC - Thermo Fisher Scientific 63356 Nels Anderson Rd. Bend, OR 97701	3,600,000	5%

Daryl Regier 4311 Hazell Rd. Kelwona BC V1W 1P9	4,000,000	6%

Cammie Regier 4311 Hazell Rd. Kelowna BC V1W 1P9	5,900,000	9%

Phil Viggiani #9-3151Lakeshore road-unit 175, Kelowna B.C. V1W 3S9	9,702,000	14%

All directors and executive officers as a group	0%	0%

Total Beneficial Owners(2)	26,802,000	39%

(1)	(1) Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Based on 71,893,588 shares of Common Stock outstanding.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

The following is a list of our directors, executive officers and significant employees:
Name	Title
Daryl Regier	President, Chief Executive Officer & Chairman of the Board

Phil Viggiani	Vice President Sales & Marketing, Director

Marc Hamilton	Chief Operating Officer

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified.

Currently, the members of our board of directors do not receive any fees for being a director or attending meetings. Our directors are reimbursed for out-of-pocket expenses relating to attendance at meetings. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

Daryl Regier - President, Chief Executive Officer/Chairman of the Board, age 47
Daryl Regier has more than 20 years of leadership experience building and guiding companies. An accomplished corporate strategist and marketer, his vision and expertise in business performance have driven notable enterprise growth in the security and software sectors.

Offering a rare blend of creative and technical strengths, Mr. Regier has achieved exciting company and product turnarounds and is recognized for his success in growing sales and profits. His strategic approach to building a business is reflected in his work as VP Sales and Marketing of SporTroncis Inc. where his concept creation and focus on product-line mix quickly delivered impressive bottom-line results. His turnaround capability is highlighted by his accomplishments as President & CEO of IDGLOBAL Corporation, where he led a distressed technology and really old sales staff to record profitability through brand revitalization that included major shifts in brand strategy, operations, product design, packaging, marketing communications.

Mr. Regier's exceptional track record of business improvement is based on his philosophy of total enterprise engagement in change. He is known for his ability to quickly identify and diagnose growth impediments that go far beyond marketing, working with companies to refine their organizational structure, product lines, sourcing, sales channels & market position.

Mr. Regier is a member of The Okanagan Science & Technology Council and active in the local community where he lives with his family.

Philip A. Viggiani-V.P. Sales & Marketing, Director, age 55, Applied Arts in Radio and Journalism

Mr. Viggiani has compiled over 9 years of combined senior management and research in the forensic marking and authentication technologies industry. Fresno West, his market research firm, at the time developed extensive proprietary research as an industry benchmark for the forensic marking field in Canada and the U.S. During his 12 years managing his market research and advertising agency, his client list included General Motors, Vance International, Fabricland Canada, and B.C. Gas.

In 2000 Mr. Viggiani was contracted to develop a new business model for an emerging forensic marking company including sales strategy, marketing plan and full collateral material for the new venture. He became V.P. Market Development and eventually President of the firm. In December 2002, that executive team merged with Identification Technologies (IDENTEX).

Mr. Viggiani has an extensive and award winning background of over 22 years in the communications industry, specifically Radio and Television. He produced Television products for international distribution as well as sports specials for national TV network programming. He was contracted as the consultant responsible for the creation, delivery and aural presentation to the Canadian Radio, Television and Telecommunications Commission for the application of South Fraser Broadcasting (Z-95) in Vancouver. The application won out over 8 major broadcast entities applying for the last FM radio frequencies available in the market,

Mr. Viggiani's promotional and marketing expertise earned him Gold (of which only 12 Gold were awarded from 220 entries) in the coveted U.S. "Summit Awards for Creative Excellence" and was selected for "The National Register's Who's Who in Executives and Professionals" for the Millennium Edition for North America (1999-2000 / Category-Communications).

Marc Hamilton - Chief Operations and Financial Officer, age 50, MBA and CET

Mr. Hamilton brings to IDGLOBAL a diverse set of skills and experience that are essential to accelerating IDGLOBAL's revenue and client growth. Mr. Hamilton's most recent portfolio includes CEO of Cash Canada, a publicly traded company with responsibility encompassing overseeing multiple locations, business strategy implementation and financial reporting and objectives. Preceding that, he was Controller of Operations for a start-up Oil & Gas Company with responsibility for overseeing daily financial management and long-term planning. He played a key role in creating the financial and operational infrastructure needed to meet investors' growth objectives. His education includes Master of Business Administration (MBA), General Management from Athabasca University in Alberta as well as Civil Engineering.

Mr. Hamilton is a strategically focused business executive with rich, cross-functional backgrounds in general management, sales & marketing and business execution. He brings an exceptional blend of business acumen and analytical skills to improve productivity infiltrate new markets and take advantage of emerging business opportunities. His expertise in developing new business and revenue streams, implementing results-focused sales plans and corporate financial oversight fulfills many of the immediate requirements of IDGLOBAL. Mr. Hamilton is well versed in developing financial projections, market research and executing and implementing business initiatives for both large and small operations.

ITEM 6.   EXECUTIVE COMPENSATION 2007

Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, through the third quarter of 2007 paid by the Registrant to all individuals serving as the Registrant's chief executive officer or acting in a similar capacity during the fiscal year ended December 31, 2006, and through the third quarter of 2007 regardless of compensation level.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/ SARs (#)	LTIP payouts ($)	All Other Compensation
Daryl Regier	Director, President, CEO, Chairman	2007	$115,200	0	0	125,000 common shares	2500000	0	0

Phil Viggiani	Director, Vice President Sales	2007	115,200	0	0	125,000 common shares	2500000	0	0

Marc Hamilton	COO	2007	96,000	0	0	0	1000000	0	0

Employment Agreements
Our executive officers are subject to an employment agreement with IDGLOBAL Corp.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In February 1, 2006 the Company entered into an employment agreement with Daryl Regier, President of the Company and Director. Pursuant to the employment agreement, Mr. Regier will receive minimum annual compensation of $115,200 along with other benefits as set forth in the agreement. In addition, in 2007, Mr. Regier was granted options to purchase 2,500,000 shares of the Company's common stock at an exercise price of $0.087 per share, which vest monthly over 9 years and expire nine years from the dates of vesting.

In February 1, 2006 the Company entered into an employment agreement with Phil Viggiani, Vice President of Sales & Marketing and Director of the Company. Pursuant to the employment agreement, Mr. Viggiani will receive minimum annual compensation of $115,200 along with other benefits as set forth in the agreement. In addition, in 2007, Mr. Viggiani was granted options to purchase 2,500,000 shares of the Company's common stock at an exercise price of $0.087 per share, which vest monthly over 9 years and expire nine years from the dates of vesting.

In March 7, 2007 the Company entered into an employment agreement with Marc Hamilton, Chief Operating and Financial Officer of the Company. Pursuant to the employment agreement, Mr. Hamilton will receive minimum annual compensation of $96,000 along with other benefits as set forth in the agreement. In addition, in 2007, Mr. Hamilton was granted options to purchase 1,000,000 shares of the Company's common stock at an exercise price of $0.087 per share, which vest monthly over 9 years and expire nine years from the dates of vesting.

In March of 2007, the Company issued to Daryl Regier, an officer and a director, and to Phil Viggiani, an officer and director, 125,000 shares each of the Company's common stock, at an exercise price of $.20 per share, for the purpose of paying commissions which were owed to the individuals from 2006.

Other than as described above, there have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

The Company has no promoters other than its executive officers and directors. There have been no transactions which have benefited or will benefit its executive officers and directors either directly or indirectly.

ITEM 8.   DESCRIPTION OF SECURITIES

The par value of our common stock is $.001. As of the date of this registration statement, 75,488,547 shares of IDGLOBAL CORP. are issued and outstanding. The holders of more than two-thirds of all shares entitled to vote on an amendment to the Articles, a plan of merger or share exchange, a sale of assets other than in the regular course of business, or a proposal to dissolve the corporation must vote in favor of the proposed action for the corporation to take the action. The corporation may issue a share dividend by issuing shares pro rata and without consideration to all shareholders. The shareholders have no preemptive rights to acquire proportional amounts of the corporation's unissued shares upon a decision by the Board to issue them. All of the outstanding common stock of IDGLOBAL CORP. is fully paid and non-assessable. Each share of IDGLOBAL Corp. common stock is entitled to one vote. Each share of common stock is entitled to share ratably in any assets available for distribution to holders of equity securities upon the liquidation of IDGLOBAL Corp.

PART II

ITEM 1.   MARKET PRICE OF DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Our common stock is not currently listed on any securities exchange. Quotations for our common stock are currently available in the Pink Sheets under the symbol "IDGJ.PK."

The Company is voluntarily filing this Registration Statement on Form 10-12G to maintain the eligibility requirements for its listing on the OTC Bulletin Board, which requires all listed companies to be registered with the Securities and Exchange Commission (the "SEC") under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and to be current in its required filings once so registered. Further, these eligibility requirements mandate that the Company obtains a "no further comment" position from the SEC with regard to this Registration Statement on Form 10-12G. If the Company should fail, for any reason, to reach this position with the SEC, the Company's common stock will be removed from eligibility to trade on the OTC Bulletin Board. Should this occur, the Company's common stock could only be able to trade via the Pink Sheets, if the Company is able to locate a market maker willing to make a market in its stock, until such time as it has been re-approved for trading on the OTC Bulletin Board or other exchange.

Based on the information from the Pink Sheets, the 52-week high of our stock was $0.62 and the 52-week low was $0.04. Since over-the-counter market quotations are provided, these quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. Since its inception, IDGLOBAL Corp. has not paid any dividends on its stock, and IDGLOBAL Corp. does not anticipate that it will pay dividends in the foreseeable future. As of December 31, 2007, IDGLOBAL Corp had approximately 945 shareholders.

ITEM 2.   LEGAL PROCEEDINGS

None.

ITEM 3.   CHANGES IN AND DISAGREEMETNS WITH ACCOUNTANTS

None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

The following list is detailed as follows:
(i)	The nature of the offering and date
(ii)	The jurisidiction which covers the offering
(iii)	Number of shares offered
(iv)	Number of shares sold
(v)	Price at which shares were offered, amount paid to issuer
(vi)	Trading status of the shares
(vii)	Whether the shares were issued with a legend

(i)	Securities Act Rule 504, February 2, 2007
(ii)	Minnesota
(iii)	100,000 Shares offered
(iv)	100,000 Shares sold
(v)	25 cents per share offered; $25,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, February 6, 2007
(ii)	Minnesota
(iii)	208,333 Shares offered
(iv)	208,333 Shares sold
(v)	24 cents per share offered; $50,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, February 12, 2007
(ii)	Minnesota
(iii)	111,111 Shares offered
(iv)	111,111 Shares sold
(v)	22.5 cents per share offered; $25,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, February 15, 2007
(ii)	Minnesota
(iii)	416,666 Shares offered
(iv)	416,666 Shares sold
(v)	12 cents per share offered; $50,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, March 16 2007
(ii)	Minnesota
(iii)	344,827 Shares offered
(iv)	344,827 Shares sold
(v)	14.5 cents per share offered; $50,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, August 3, 2007
(ii)	Minnesota
(iii)	230,414 Shares offered
(iv)	230,414 Shares sold
(v)	10.8 cents per share offered; $25,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, August 16, 2007
(ii)	Minnesota
(iii)	255,102 Shares offered
(iv)	255,102 Shares sold
(v)	.09 cents per share offered; 25,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

(i)	Securities Act Rule 504, December 14, 2007
(ii)	Texas
(iii)	1,000,000 Shares offered
(iv)	1,000,000 Shares sold
(v)	4.5 cents per share offered; $45,000 paid to issuer
(vi)	Free-trading
(vii)	The certificate was issued without legend

Offerings:
May 25, 2005 Private Placement for up to 24,700 shares;
February 13, 2006 17,500 shares at .001 per share issued from Private Placement;
June 26, 2006 2534 units at $75.00 per unit issued from Private Placement;
June 27, 2006 2000 units at $75.00 per unit issued from Private Placement;
June 28, 2006 647 shares at $75.00 per share issued from Private Placement;
June 29, 2006 522 shares at $75.00 per share issued to settle debt in the amount of $39,150.00;
June 30, 2006 2000 units at $45.00 per unit issued from Private Placement;
July 4, 2006 1828 shares at $40.00 per share issued to settle debt in the amount of $73,120.00

Cashless Warrant Conversion:
On July 19, 2006, there were 6.4 Million Shares converted from cashless warrants dating back to November 30, 2002. The holders of these shares were as follows:
Tahol Limited, 145-157 St. John St. London, UK EC1V4PY - 2,500,000 shares
Paneurope Agents Limited, Charlotte House, Charlotte St., Nassau Bahamas - 1,735,105 shares
Hanover Society Ltd. 76 Dean St. PO Box 2111 Belize City, Belize - 1,445,035 shares
Taylor Peterson 128 Midridge Close SE Calgary, AB., T2X 1G1 - 519,860 shares
Danny Alex #320 - 3275 Lakeshore Rd. Kelowna, BC. V1W 3S9 - 200,000 shares

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Officers and directors of the Company may be indemnified by the Company for any liability incurred by them while acting within the scope of their respective duties as officers and directors of the Company, except for acts of intentional misconduct. As of the date hereof, the Company has no contracts in effect providing any indemnity with any specific rights of indemnification, although the Company's by-laws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnity with specific rights of indemnification in addition to the rights provided in the Company's articles of incorporation and by-laws to the fullest extent provided under Nevada law.

To the Audit Committee and Board of Directors and Shareholders
IDGlobal, Corp.
Kelowna, British Columbia

Report of Independent Registered Public Accounting Firm

I have audited the balance sheet of IDGlobal, Corp. as of December 31, 2007 and 2006 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDGlobal, Corp. as of December 31, 2007 and 2006, the results of operations and it's cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred net losses since inception, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Los Angeles, CA

February 22, 2008

PART F/S

ASSETS	2007	2006
Current Assets

Cash in bank	$152,805	$210,613

Accounts receivable-trade, net	52,079	169,117
Prepaid assets	-	69,990
Total Current Assets	204,884	449,720

Fixed Assets
Equipment and furniture net of accumulated depreciation	190,969	84,656
Long-Term Assets

Other assets	2,531	2,240

Total Assets	$398,384	$536,616

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities

Accounts payable-trade	$81,356	$32,289

Accrued expenses	7,836	46,394

Total Current Liabilities	89,192	78,683
Long Term Liabilities	-	-

Notes payable	5,031	4,453

Total Long Term Liabilities	5,031	4,453

Total Liabilities	94,223	83,136
Shareholders' Equity -
Capital stock, 250,000,000 shares authorized - 71,893,588 shares outstanding	71,895	68,437

Paid-In Capital	2,159,476	1,074,966

Retained Earnings	(1,959,581)	(670,729)

Other Comprehensive Income/Loss	32,371	(19,194)

Total Shareholder's equity	304,161	453,480

Total Liabilities and Shareholders' Equity	$398,384	$536,616

INCOME STATEMENT	2007	2006

Net sales	$596,471	373,046

Cost of goods sold	233,138	184,734

Gross Profit	363,333	188,312

General and Administrative
Expenses
Advertising	126,827	7,108
Depreciation expense	33,838	16,038
Professional fees	135,069	64,392
Rent	22,903	24,836
Wage Expense	408,607	219,685
Options Issuance	639,100
Travel	164,474	90,545
Consulting	17,865	179,722
General & administration	117,043	44,853
	1,665,726	647,179
Net (loss) from operations	(1,302,393)	(458,867)

Other income and (expenses)
Currency Exchange expense	13,541
Interest Revenue		121
Interest Expense		(5,554)
Total other income and (expense)	13,541	(5,433)

Net (loss)	$(1,288,852)	$(464,300)

Net loss per share	$(0.02)	$(0.01)

Weighted average of outstanding shares	71,893,588	68,436,902

Cash flows from operations	2007	2006
Net (Loss)	$(1,288,852)	$(464,300)
Adjustments to reconcile net income to net operating activities
Foreign Currency Translation	51,565	(24,074)
Depreciation	33,838	16,038
Allowance for Doubtful Accounts	0	1,000
Options	639,100
Stock options for services	128,616	112,270
(Increase) Decrease in accounts receivable	117,038	(124,725)
(Increase) Decrease in other assets	0	(2,252)
Options	0	0
Increase (Decrease) in accounts payable	49,067	17,348
Increase (Decrease) in other accrued expenses	(37,446)	56,545
Net cash provided by operations	(307,074)	(412,150)

Investing Activities
Purchase of fixed assets	72,242	10,579
Purchase of other assets	0	0
Net cash used in investing activities	72,242	10,579

Financing Activities
Sale of Stock	321,510	633,788
Bank overdraft	0	(4,899)
Borrowings		28,288
Payment on debt	0	(23,835)
Net cash generated by financing activities	321,510	633,342

Increase (decrease) in cash and equivalents	(57,806)	210,613
Cash at the beginning of period	210,613	0
Cash at the end of period	$152,807	$210,613

Supplemental disclosures to the Statement of Cash Flows
Interest paid	$0	$(5,554)

Date	Shares	Amount	Paid-in Capital	Retained Deficit	Other Comprehensive Income (Loss)	Total

December 31, 2005	27,031	$27	$198,453	$(206,429)	$4,880	$(3,069)
Shares Issued for Subsidiary	48,866,534	48,867	--	--	--	48,867
Shares Issued for Warrants exercised	6,400,000	6,400	(6,400)	--	--	--
Shares Issued for Services	1,269,000	1,269	111,001	--	--	112,270
Shares Issued for Cash	11,872,337	11,874	621,914	--	--	633,788
Shares issued for equipment	2,000	2	149,998	--	--	150,000
Translation	--	--	--	--	(24,074)	(24,074)

Net Income/Loss	--	--	--	(464,300)	--	(464,300)

December 31, 2006	68,436,902	$68,439	$1,074,966	(670,729)	$(19,194)	$453,482

2007

December 31, 2006	68,436,902	$68,439	$1,074,966	$(670,729)	$(19,194)	$453,482

Stock issued for cash	3,166,453	3,166	318,344	--	--	321,510

Cancellation of shares	(1,260,000)	(1,260)	--	--	--	(1,260)

SOptions Granted	--	--	639,100	--	--	639,100

Stock for Services	1,550,233	1,550	127,066	--	--	128,616

Translation	--	--	--	--	51,565	51,565

Net Income/Loss	--	--	--	(1,288,852)	--	(1,288,852)

December 31, 2007	71,893,588	$71,895	$2,159,476	$(1,959,581)	$32,371	$304,161

Note 1 - Organization and Principal Activities

Organization

IDGlobal Corp. was incorporated on October 28, 1954 in the state of Idaho as Radon Uranium, Inc. On May 2, 1955 the name was changed to Utah-Idaho Consolidated Uranium, Inc. On March 1, 2006 Utah-Idaho Consolidated Uranium, Inc. changed its name to IDGlobal Corp. (the Company) and reincorporated in the state of Nevada.

Pursuant to an Exchange Agreement dated as of June 12, 2006, by and between the Company and Praesidium IDGlobal, Corp., an Alberta Canadian corporation ("Praesidium") incorporated on February 19, 1994, the Company and Praesidium entered into a share exchange whereby all of the issued and outstanding capital stock of Praesidium, on a fully-diluted basis, was exchanged for like securities of the Company, and whereby Praesidium became our wholly owned subsidiary (the "Share Exchange"). The Share Exchange was effective as of June 12, 2006, upon the completed filing of Articles of Exchange with the Nevada Secretary of State and a Statement of Share.

Immediately prior to the effective time of the Share Exchange, Praesidium had outstanding 27,331 shares of its common stock ("Praesidium Common Stock") and no shares of preferred stock. In accordance with the Share Exchange Agreement, each share of Praesidium Common Stock was acquired by us in exchange for approximately 1800 shares of our common stock for a total of 48,866,534 shares issued. Accordingly, after giving effect to the Share Exchange, the Company had approximately 49,065,046 shares of Common Stock outstanding immediately following the transaction.

As a result of the Share Exchange, the former Praesidium shareholders together held approximately 99.5% of the Company's outstanding common stock immediately following the transaction, on a fully-diluted basis. Accordingly, the Share Exchange constituted a change of control of the Company. As a result of the Share Exchange, Praesidium constituted the accounting acquirer in the Share Exchange.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The Company bases its estimates on historical experience, management expectations for future performance, and other assumptions as appropriate. Key areas affected by estimates include allowance for doubtful accounts, depreciation provisions, income taxes and contingencies. Actual results could differ materially from these estimates under different assumptions and conditions.

Business Combinations

We account for business acquisitions using the purchase method of accounting and record definite lived intangible assets separate from goodwill. Intangible assets are recorded at their fair value based on estimated as at the date of acquisition. Goodwill is recorded as the residual amount of the purchase price less fair value assigned to the individual assets acquired and liabilities assumed at date of acquisition.

Revenue recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements'" as amended by SAB 104,"Revisoin of Topic 13 (Revenue Recognition) . The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the customer pursuant to applicable laws and regulations, including factors such as when there has been evidence of a sales arrangement, delivery has occurred, or service have been rendered, the price to the buyer is fixed or determinable, and collectability of the resulting receivable is reasonably assured. The Company does not offer extended payment terms or rights of returns for its sold products.

Comprehensive Income (loss)

The comprehensive income (loss) is presented in the consolidated statements of stockholders' equity and comprehensive income (loss). The accumulated other comprehensive income (loss) is presented as a component of equity in the consolidated balance sheets and consists of the cumulative amount of net financial statement translation adjustments.

Stock - Based Compensation

The Company accounts for share-based compensation arrangements in accordance with SFAS 123 (revised 2004)("SFAS123(R)"), Share-Based Payments, which the Company adopted the first during quarter of the year ended December 31, 2006 using the "modified retrospective" method of transition. The significant accounting policies related to share-based compensation arrangements are described at note 6.

Foreign Currency Translation

The functional currency of the Company's subsidiary is the Canadian dollar which is the local currency. Accordingly, the Company applies the period end exchange rate to translate their assets and liabilities and the weighted average exchange rate for the period translate revenues, expenses, gains and losses into US dollars. The Company includes the translation adjustments as a separate component of accumulated other comprehensive income within stockholders' equity.

Earnings Per Common Share

Statement of Financial Accounting Standards No. 128, "Earnings Per Share", requires presentation of basic earnings per share ("Basic EPS) and diluted earnings per share ("Diluted EPS). Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding (including shares reserved for issuance) during the period. Diluted earnings per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding and all dilutive potential common shares that were outstanding during the period.

Cash and Cash Equivalents

All cash and short-term investments with original maturities of three months or less are considered cash and cash equivalents, since they are readily convertible to cash. These short-term investments are stated at cost, which approximates fair value.

Allowance for Doubtful Accounts

The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required. Accounts are "written-off" when deemed uncollectible. Management has determined based on historical collections that a minimal allowance for doubtful accounts is deemed necessary for the years ending December 31, 2007 and 2006.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Cost includes the price paid to acquire or construct the assets, including interest capitalized during the construction period and any expenditures that substantially add to the value of or substantially extend the useful life of an existing asset. Maintenance and repairs are charged to operations as incurred.

The Company computes depreciation expense using the straight-line method over the estimated useful lives of the assets, as presented in the table below. The estimated lives of the assets range from three to five years.

Useful lives in years

Computer and Software	3
Furniture and Office Equipment	5
Laboratory Equipment	5

Long Lived Assets

The Company accounts for our long-lived, tangible assets and definite-lived intangible assets in accordance with Statement of Financial Accounting Standards No. (SFAS) 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result, the Company assesses long-lived assets classified as "held and used," including the equipment and furniture, for impairment whenever events or changes in business circumstances arise that may indicate that the carrying amount of the long-lived asset may not be recoverable. These events would include significant current period operating cash flow losses associated with the use of a long-lived asset group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative history or economic trends. Management evaluated the long-lived assets for impairment during 2007 and did not note any triggering event that the carrying values of material long lived assets are not recoverable.

Fair Value Estimates

The fair value of an asset or liability is the amount at which it could be exchanged or settled in a current transaction between willing parties. The carrying values for cash and cash equivalents, current and noncurrent marketable securities, restricted investments, accounts receivable and accrued liabilities and other current assets and liabilities approximate their fair value due to their short maturities.

Shipping and Handling Costs

Shipping and handling costs are classified as a component cost of sales. Customer's payments of shipping and handling costs are recorded as a component of net sales.

Research and Development

Research and development costs are incurred during the process of researching and developing new products and enhancing the existing products, technologies and manufacturing processes and consist primarily of compensation and related costs for personnel, materials, supplies, equipment depreciation and consultant and laboratory testing costs. The expense for these costs is incurred until the resulting product has been completed and tested and is ready for commercial manufacturing.

Income Taxes

The Company provides for income taxes using the liability method. The Company records a valuation allowance to reduce its deferred tax asset to an amount that the Company expects is more likely than not to be realized. If the Company's estimate of the realizability of its deferred tax asset changes in the future, an adjustment to the valuation allowance would be recorded which would either increase or decrease income tax expense in such period. The valuation allowance is determined after considering all relevant facts and circumstances, and is based, in significant part, on the Company's projection of taxable income in the future. Since any projection of future profitability is inherently unreliable, changes in the valuation allowance should be expected.

The Company records interest and penalties, if any, with respect to uncertain tax positions as components of income tax expense.

Note 3 - Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes. Tax law is subject to significant and varied interpretation, so an enterprise may be uncertain whether a tax position that it has taken will ultimately be sustained when it files its tax return. FIN 48 establishes a "more-likely-than-not threshold that must be met before a tax benefit can be recognized in the financial statements and, for those benefits that may be recognized, stipulates that enterprises should recognize the largest amount of the tax benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the taxing authority. FIN 48 also addresses changes in judgments about the realizability of tax benefits, accrual of interest and penalties on unrecognized tax benefits. The Company adopted FIN-48 at the beginning of fiscal 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluation the impact of SFAS No. 157 on the Company's financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB No. 115 ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for our fiscal year ending March 31, 2009. We are currently assessing the impact, if any, of this statement on our condensed consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, or ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquire. SFAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS 141(R) are effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently assessing the financial impact of SFAS 141(R) on our consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," or ARB 51, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement also amends certain of ARB 51's consolidation procedures for consistency with the requirements of SFAS 141(R). In addition, SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest.

The provisions of SFAS 160 are effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We are currently assessing the financial impact of SFAS 160 on our consolidated financial statements.

Note 4 - Property and Equipment

Property and equipment consists of the following at December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006

Furniture and Fixtures	$7,881	$6785
Equipment	202,714	80,010
Computer Hardware	32,395	13,894
Computer Software	4,467	1,299
Other depreciable assets	699	0
Total Fixed Assets	245,156	101,988
(Less) Accumulated depreciation	(53,346)	(17,332)
Total Net Fixed Assets	$191,810	$84,656

Depreciation expense for the years ending December 31, 2007 and 2006 were $33,838 and $16,038 respectively.

Note 5 - Notes Payable

On October 12, 2005, the Company negotiated an agreement ("Commission Agreement"), with an individual. The "Commission Agreement" was based on certain events which had not materialized, and on March 20, 2006, the "Commission Agreement" was terminated with no obligations except the repayment of a loan in the original amount of $28,288 plus expenses incurred in the amount of $2,347, totaling $30,635.

The loan is to be repaid in the amount of $5,000 per month plus a monthly interest payment in the amount of $700, for a total monthly payment of $5,700 per month beginning March 15, 2006. The Company still owes the party a final payment as of December 31, 2007.

The balance of the note payable is as follows:

December 31, 2007	December 31, 2006

$5,031	$4,453

Note 6 - Share Capital

a)   Stock Sales

In 2006 prior to the merger into the public entity on June 28, 2006, the subsidiary issued 26,731 shares of its stock for $520,525. After the merger occurred the Company issued 11,847,606 shares of its stock for total proceeds of $633,788 in 2006.

For period ending December 31, 2007 the Company issued 3,166,452 shares of its stock for total proceeds of $321,510 under a Regulation 504 D filing filed with the Securities and Exchange Commission in February 2007.

b)   Stock options

A summary of the changes in stock options for the years ended December 31, 2007 and 2006 is presented below:

	Number of Shares	Price	Expire
Balance, December 31, 2006	---
Options granted	6,000,000	$0.087	October 25, 2017
	113,793	$0.087	August 31, 2009
Options expired or lapsed	---
Balance, December 31, 2007	6,113,793

At December 31, 2007, the following stock options were outstanding:
Number	Exercise Price	Expiry Date
2,500,000	0.087	October 25, 2017
2,500,000	0.087	October 25, 2017
1,000,000	0.087	October 25, 2017
113,793	0.087	August 31, 2009
6,113,793

All options are currently exercisable.

c)   Stock based compensation

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and is fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Interest rate	5.02%
Expected volatility	200%
Expected life options (in years)	10 yrs, 2 yrs

During the year ended December 31, 2007, the Company recognized $639,100 in stock- based compensation expense as result of options issued, described in (a) above.

d)   Stock Issued for Services

For the years ending December 31, 2007 and 2006, the Company issued shares of 1,550,233 and 1,269,000 respectively to individuals that are consultants to the Company for services that those individuals rendered to the Company. The Company records these issuances under the requirements of SFAS 123R which state that the expense is recognized at the fair market value of the stock at the date the shares are granted for the performance of the services. The expense that the Company recognized for years ending December 31, 2007 was $128,616 and $112,270 for 2006 respectively.

e)   Sales of Unregistered Securities

On July 19, 2006, there were 6.4 Million Shares converted from cashless warrants dating back to November 30, 2002. The holders of these shares were as follows:
Tahol Limited, 145-157 St. John St. London, UK EC1V4PY - 2,500,000 shares
Paneurope Agents Limited, Charlotte House, Charlotte St., Nassau Bahamas - 1,735,105 shares
Hanover Society Ltd. 76 Dean St. PO Box 2111 Belize City, Belize - 1,445,035 shares
Taylor Peterson 128 Midridge Close SE Calgary, AB., T2X 1G1 - 519,860 shares
Danny Alex #320 - 3275 Lakeshore Rd. Kelowna, BC. V1W 3S9 - 200,000 shares

f)   Stock issued in exchange for assets

The Company in 2006 issued 2,000 shares of stock in the private Praesidium IDGlobal, Corp in exchange for equipment having a fair market value of $150,000. The Company received 2 of the assets in 2006 and carried a $69,990 prepaid amount on the balance sheet awaiting the delivery on the final pieces of equipment received in 2007. The value of stock was selling at $75 a share to unrelated third parties prior to the Company executing the share exchange agreement mentioned in Note 1.

Note 7 - Leases

The Company leases its office facilities from an unrelated party. The lease is for a three year period beginning June 1, 2007, and ending on May 31, 2010. The lease is a net lease to the lessee, with the Company agreeing to pay all taxes, rates and assessments on the leased premises, and its share of the operating costs for the property, including utilities, repairs, liability insurance, janitorial service, and broken glass, and other operating costs in accordance with generally accepted accounting principles applicable to the real estate industry. Rent expense for the years ending December 31, 2007 and 2006 were $16,382 and $17,974 respectively. The Company classifies this lease as an operating lease. Future minimum lease payments under this lease are as follows:

2008	$15,280 plus GST
2009	$15,600 plus GST
2010	$ 7,980 plus GST

Note 8 - Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred taxes, as of July 31, 2006, are as follows:

Deferred tax assets:

Net operating loss carryforward	$720,000
Less valuation allowance	(720,000)
Total net deferred tax assets	-

The Company may have had a change of ownership as defined by the Internal Revenue Code Section 382. As a result, a substantial annual limitation may be imposed upon the future utilization of its net operating loss carry forwards. At this point, the Company has not completed a change in ownership study and the exact impact of such limitations is unknown. The company has no accrued tax liability.

The federal statutory tax rate reconciled to the effective tax rate during fiscal 2007 and 2006, respectively, is as follows:

	2007	2006

Tax at U.S. Statutory Rate	35.0%	35.0%
There is no state tax
Change in valuation allowance	(35.0)	(35.0)

	0.0%	0.0%

Note 9 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred an accumulated retained deficit of $1,959,581 for the period from February 7, 2004 (inception) to December 31, 2007. There is no guarantee that the Company will achieve profitable operations in the next fiscal year. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. Management has plans to seek additional capital through a private placement and public offering of its common stock. The Company is developing an extensive marketing plan that it hopes will move the Company's products and processes into different areas and countries. The Company has also begun research and development into the anti-counterfeiting of government documents that it hopes will result in revenue generation.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Note 10 - Concentrations

Over 85% and 65%of the Company's revenues were generated from two customers during the years ended December 31, 2007 and 2006 respectively. At December 31, 2007 and 2006, accounts receivable from these two customers represented 64% and 90 % of the Company's total accounts receivable respectively.

Note 11 - Financial Instruments

Foreign Currency Risk

A substantial portion of the Company's revenues are derived in currencies other than United States dollars. This results in financial risk due to fluctuations in the value of the United States dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars.

The accounts receivable, accounts payable and long-term debt balances to be received and paid in foreign currency are subject to foreign exchange risk.

Credit Risk

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.

The Company maintains its bank accounts in one institution and maintains balances over the protected Canadian limit of $60,000 Canadian dollars.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash, accounts receivable, accounts payable, accrued liabilities, and long-term debt. As at December 31, 2007 and 2006, there were no significant differences between the carrying amounts of these items and their estimated fair values.

Note 11 - Related Party Transactions

The Company has paid two major shareholders and one executive officer of the Company stock bonuses for compensation of services. For the years ended December 31, 2007 and 2006 these bonuses totaled $625,000 and $50,000 respectively.

Note 12 - Subsequent events

In January 2008, the Company granted 6,000,000 stock options, in the aggregate, to directors and officers (related parties) of the Company. The options will have an exercise price of $0.078, vesting immediately and have a nine year term to expire.

During January 2008, the Company completed a non-brokered offering under Regulation D 504, for 2,449,153 common shares of the Company for gross proceeds of $210,000. The securities issued under this private placement are issued without legend. The proceeds of this private placement will be used for general working capital purposes.

In January 2008 the Company further issued 177,857 to the Company's former securities counsel for an offset of $8,102 in accrued legal fees.

PART III

ITEM 1.   INDEX TO EXHIBITS
Exhibit Number	Title of Document

2.0	Share Exchange Agreement dated June 12, 2006

3.1	Certificate of Incorporation of IDGLOBAL CORP., Inc., a Nevada corporation.

3.2	Bylaws of IDGLOBAL CORP., Inc., a Nevada corporation.

SIGNATURES

                      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement on Form 10-12G to be signed on its behalf by the undersigned, thereunto duly authorized, on March 5, 2008.

IDGLOBAL Corp.

By:	/s/ Daryl Regier
Daryl Regier President